P.E. 11/15/01

922658

02013448

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

FEB 05 2002

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 15, 2001

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

zi corporation

news release

Zi Corporation well positioned for profitable 2002

Calgary, AB (November 15, 2001) – Zi Corporation's (NASDAQ: ZICA) (TSE: ZIC) revenue increased 32 per cent over the same nine-month period last year. In addition Zi Corporation delivered improved results during the third quarter with the company reporting a 59 per cent decrease in net loss compared to the second quarter 2001. Zi's funds applied to operating activities were within $1.8 million of break-even for the three-month period ended September 30, 2001.

"By establishing a diversified customer base, Zi has built a strong position moving into 2002. Despite industry turbulence we have held our revenue steady and narrowed our loss," says Michael Lobsinger, chairman and chief executive officer, Zi Corporation. "When the wireless and telecom sectors recover, we are well positioned to realize accelerated growth as we have only scratched the surface on revenue potential from our 48 licensees. eZiText™ enabled products in the market now number 52, with several times this amount expected a year from now."

Third quarter highlights

- Revenue increased 32 per cent over the same nine-month period last year
- Funds applied to operations within $1.8 million of break-even for the three-month period
- Decreased loss by 59 per cent compared to the second quarter 2001
- Increased gross margin by 37 per cent over the same nine-month period last year
- Secured first significant contract to provide a full Voice over Internet Protocol solution
- eZiText™ licensees increased to a total of 48 global customers
- Strong cash position with no debt

License, implementation and royalty revenue grew 28 per cent in this quarter over third quarter last year, despite two of the company's largest clients generating lower revenue. The nine additional revenue-generating clients, delivered more than enough revenue to offset the decline from these two clients. Of Zi's 48 licensees and six marketing agreements, 11 have begun to generate revenue to date. As product implementations increase over the coming months, revenue from these clients, together with revenue from existing clients is expected to increase.

"Considering the economic and industry environment, we have made considerable progress towards positive operating cash flow," says Dale Kearns, chief financial officer, Zi Corporation. "With potential revenue streams from 37 more licensees, six marketing agreements, VoIP

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contracts and significant improvements in operating cost levels, 2002 holds the expectation for further growth."

On a year to date basis, total revenue was $4.5 million, up $1.1 million or 32 per cent over the year earlier period. This reflects the diversification and overall increase of Zi's customer base. Total revenue for the three-month period ended September 30, 2001 was $1.6 million, approximately even with revenues for the same period a year earlier.

Zi reported a net loss of $0.08 per share for the three months ended September 30, 2001, approximately equal to the per share loss in the same period in 2000. Increases in litigation costs together with expenses associated with the global expansion of Zi's operations and the development of Zi services resulted in a net loss of $0.36 per share for the first nine months of 2001, compared to $0.18 per share for the first nine months of 2000.

Zi holds $32.6 million in cash and short-term investments and has net working capital of $34.0 million. Zi has no debt other than equipment leases and is capitalized entirely by common stock.

All figures presented are quoted in Canadian dollars. Detailed financial statements for the third quarter ended September 30, 2001 are attached.

Financial highlights

(CDN $000)	**3 months September 30**		**9 months September 30**	
	2001	**2000**	**2001**	**2000**
Revenue	1,567	1,515	4,450	3,364
Gross margin	1,446	1,173	3,817	2,788
Foreign exchange gain	1,373	940	1,874	2,107
Net loss	(2,959)	(3,034)	(13,194)	(6,727)
Net loss per share	(.08)	(.08)	(.36)	(.18)

Zi Corporation will host a teleconference and Webcast to discuss the third quarter results on Thursday November 15, 2001, 9am eastern standard time. To participate, please make your connection 10 minutes prior to the start of the call.

Conference call

Toll free in North America: 1-888-571-5411
International: 1-416-646-3096

Webcast

The call can be accessed on the Internet at:
http://webevents.broadcast.com/financecalls/event/index.asp?EarningsID=2134

or

The call can also be accessed on the Internet at:
http://www.vcall.com/NASApp/VCall/EventPage?ID=79209

Recording

A recording is available after 12 pm eastern standard time (10 am mountain) on Thursday, November 15. The recording will be available until 11:55 pm eastern standard time (9:55 pm mountain) on Thursday, November 22.

Toll free in North America 1-877-289-8525 and enter code 145641# (pound key)
International 1-416-640-1917 and enter code 145641# (pound key)

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText™ connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi Services provides market-leading engineering design in Bluetooth, VoIP and man-machine interface. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectation and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions and continued acceptance of Zi Corporation's products and services as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission.

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For more information:
Dale Kearns
Zi Corporation
Chief Financial Officer
Phone: (403) 233-8875
e-mail: investor@zicorp.com
Website: http://www.zicorp.com

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited)	3 months ended 30-Sep-01	3 months ended 30-Sep-00	9 months ended 30-Sep-01	9 months ended 30-Sep-00
Revenue				
License & implementation fees	$ 1,477,406	$ 1,156,492	$ 3,922,880	$ 2,722,161
Engineering services	22,339	257,402	330,908	534,899
Other product revenue	67,606	101,443	196,681	107,058
	1,567,351	1,515,337	4,450,469	3,364,118
Cost of sales				
License & implementation fees	103,701	291,262	503,762	440,233
Engineering services	17,828	50,723	129,186	135,511
	121,529	341,985	632,948	575,744
Gross margin	1,445,822	1,173,352	3,817,521	2,788,374
Selling, general and administrative	(4,075,105)	(4,149,501)	(13,809,676)	(9,431,942)
Product research and development	(776,390)	(799,234)	(3,606,904)	(2,307,283)
Depreciation and amortization	(1,175,718)	(1,051,437)	(2,888,677)	(2,355,834)
Foreign exchange gain	1,373,043	939,972	1,873,612	2,107,258
Interest income and other income	249,621	852,945	1,419,943	2,472,306
Net loss	(2,958,727)	(3,033,903)	(13,194,181)	(6,727,121)
Deficit, beginning of period	(42,548,137)	(24,047,835)	(32,312,683)	(20,354,617)
Deficit, end of period	$ (45,506,864)	$ (27,081,738)	$ (45,506,864)	$ (27,081,738)
Loss per share	$ (0.08)	$ (0.08)	$ (0.36)	$ (0.18)
Weighted average common shares	37,256,584	36,574,926	37,122,792	36,574,926
Common shares outstanding	37,503,350	36,794,967	37,503,350	36,794,967

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS

	(unaudited) 30-Sep-01	(audited) 31-Dec-00	(unaudited) 30-Sep-00
Assets			
Current assets			
Cash and cash equivalents	**$ 27,907,035**	$ 46,891,866	$ 51,459,806
Short-term investments	**4,702,029**	-	-
Accounts receivable	**2,164,834**	3,265,301	3,099,599
Prepayments and deposits	**2,488,501**	1,244,111	1,391,545
	37,262,399	51,401,278	55,950,950
Capital assets – net	**3,491,722**	2,984,978	2,561,231
Intangible assets – net	**11,627,952**	8,467,096	7,868,714
	$ 52,382,073	$ 62,853,352	$ 66,380,895
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	**$ 2,976,889**	$ 2,658,223	$ 2,716,673
Deferred revenue	**162,690**	140,975	-
Current portion of capital lease obligations	**165,089**	152,948	-
	3,304,668	2,952,146	2,716,673
Capital lease obligations	**171,546**	238,066	-
	3,476,214	3,190,212	2,716,673
Shareholders' equity			
Share capital	**94,412,723**	91,975,823	90,745,960
Deficit	**(45,506,864)**	(32,312,683)	(27,081,738)
	48,905,859	59,663,140	63,664,222
	$ 52,382,073	$ 62,853,352	$ 66,380,895

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)	3 months ended 30-Sep-01	3 months ended 30-Sep-00	9 months ended 30-Sep-01	9 months ended 30-Sep-00
Operating activities:				
Net loss	$ (2,958,727)	$ (3,033,903)	$ (13,194,181)	$ (6,727,121)
Add items not affecting cash:				
Loss (gain) on disposition of capital assets	-	47	(20,983)	6,362
Depreciation and amortization	1,175,718	1,051,437	2,888,677	2,355,834
Funds applied to operations	(1,783,009)	(1,982,419)	(10,326,487)	(4,364,925)
Decrease (increase) in non-cash working capital	(921,461)	(374,562)	196,458	376,882
Cash flow applied to operations	(2,704,470)	(2,356,981)	(10,130,029)	(3,988,043)
Financing activities:				
Proceeds from issuance of common shares	2,018,275	237,250	2,436,900	36,259,280
Payment of capital lease obligations	(87,235)	-	(116,556)	-
	1,931,040	237,250	2,320,344	36,259,280
Investing activities:				
Short-term investments	(4,702,029)	2,780,997	(4,702,029)	6,111,987
Purchase of capital assets	(385,407)	(749,077)	(1,124,415)	(1,628,220)
Acquisition of subsidiaries net of cash acquired	-	(4,744,771)	-	(5,076,991)
Cash acquired through purchase of subsidiaries	-	1,931,435	-	1,932,441
Proceeds from capital dispositions	-	60	-	9,388
Deferred development costs	(1,858,398)	(1,275,225)	(5,108,155)	(3,631,257)
Other deferred costs	-	(2,761)	(240,547)	(48,516)
	(6,945,834)	(2,059,342)	(11,175,146)	(2,331,168)
Net cash (outflow) inflow	(7,719,264)	(4,179,073)	(18,984,831)	29,940,069
Cash and cash equivalents, at the beginning of period	35,626,299	55,638,879	46,891,866	21,519,737
Cash and cash equivalents, at the end of the period	$ 27,907,035	$ 51,459,806	$ 27,907,035	$ 51,459,806
Non cash financing activity				
Equipment acquired under capital lease	$ 45,826	$ -	$ 62,177	$ -
Components of cash and cash equivalents				
Cash			$ 5,172,054	$ 6,526,659
Short-term investments			22,734,981	44,933,147

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2001

Zi Corporation

By: Neil Frizzell

Name: ________________________

Title: Vice President, General Counsel